Exhibit 99.4

LIMITED GUARANTEE

J. Wood Capital Advisors LLC (the “Guarantor”) hereby enters into this Limited Guarantee in favor of Stealth BioTherapeutics Corp, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Company” or the “Guaranteed Party”), on this July 31, 2022.

1.
Limited Guarantee. To induce the Guaranteed Party to enter into the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) by and among the Company, Stealth Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Stealth Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), the Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Company the due and prompt payment by Parent, but only up to such Guarantor’s percentage (as set forth on Schedule A hereto, its “Percentage”) of, any obligation of Parent to pay to the Company if and when required to be paid by Parent pursuant to a final, non-appealable judgment by a court of competent jurisdiction, monetary damages for any breach of the Merger Agreement or any of the Transactions by Parent arising prior to the valid termination thereof (the “Guaranteed Obligations”). Any payments hereunder must be made in lawful money of the United States, in immediately available funds. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.
2.
Nature.
(a)
Subject to Section 3, except as otherwise expressly provided herein and to the fullest extent permitted under applicable Law, this Limited Guarantee is a guarantee of payment, not of collection, and the liability of the Guarantor pursuant to this Limited Guarantee shall be absolute, irrevocable, unaffected by and unconditional irrespective of, and the Guaranteed Obligation of the Guarantor shall not be released or discharged in whole or in part, or otherwise affected by:
(i)
any change in the legal existence, structure or ownership of any of the Buyer Group or any insolvency, bankruptcy, liquidation, reorganization or other similar proceeding affecting any of the Buyer Group, the Guarantor or any other Person or their respective assets;
(ii)
any waiver, amendment or modification of the Merger Agreement in accordance with its terms, or change in the time, manner, place or terms of payment or performance, or any change or extension of the time of payment or performance, renewal or alteration of, the Guaranteed Obligation;
(iii)
the existence of any claim, set‑off or other right that the Guarantor may have at any time against any of the Buyer Group, whether in connection with the Guaranteed Obligation or otherwise;
(iv)
the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against any of the Buyer Group or the Guarantor;
(v)
the addition, substitution or release of any Person now or hereafter liable for the Guaranteed Obligation or otherwise interested in the transactions contemplated by the Merger Agreement, except as set forth on Section 2(g);
(vi)
the adequacy of any other means the Company may have of obtaining payment of the Guaranteed Obligation;

(vii)
any other act or omission that would discharge the Guarantor as a matter of law or equity; or
(viii)
any absence of any notice to, or knowledge by, the Guarantor of the existence or occurrence of any of the matters or events set forth in the foregoing clauses (i) through (vii).
(b)
Subject to Section 3, except as otherwise expressly provided herein and to the fullest extent permitted under applicable Law, the Guarantor hereby waives (i) any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligation and notice of or proof of reliance by the Company upon this Limited Guarantee or acceptance of this Limited Guarantee, (ii) any election of remedies by the Company, acceptance hereof, promptness, presentment, demand for payment, protest, default, dishonor and any notice not provided for herein or not required to be provided to any Buyer Group Party or the Guarantor under or in connection with the Merger Agreement, (iii) all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar applicable Law now or hereafter in effect, any right to require the marshalling of assets of any Buyer Group Party or any other Person interested in the transactions contemplated by the Merger Agreement and all suretyship defenses generally. The Guarantor hereby acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.
(c)
This Limited Guarantee shall remain in full force and effect until the payment of the Guaranteed Obligation to the Company or this Limited Guarantee is terminated in accordance with Section 4. Each Party hereby covenants and agrees that such Party shall not institute any Action asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.
(d)
If any payment to the Company in respect of the Guaranteed Obligation is rescinded or must be returned to the Guarantor, then the Guarantor shall remain liable under this Limited Guarantee with respect to the Guaranteed Obligation as if such payment had not been made.
(e)
If Parent becomes subject to a bankruptcy, reorganization or similar proceeding, then the Company shall not be obligated to file any claim relating to the Guaranteed Obligation and the failure of the Company to so file will not affect the Guarantor’s obligations hereunder.
(f)
The Guarantor may not exercise any rights of subrogation or contribution against Parent unless and until the Guaranteed Obligation has been paid to the Company.
(g)
Notwithstanding anything to the contrary set forth herein, no Person shall be permitted to enforce this Limited Guarantee unless and until (i) such Person is also seeking enforcement of the “Guaranteed Obligations” (the “Lead Investor Guarantee”) as set forth in the Limited Guarantee, dated July 31, 2022 (the “Lead Investor Limited Guarantee”), between the Company and Morningside Venture (I) Investments Limited (“Morningside”) (the “Lead Investor”) in the same manner or (ii) the Lead Investor Guarantee has been paid by the Lead Investor in full. The Company shall not release the Lead Investor from any obligations under the Lead Investor Limited Guarantee or amend or waive any provision of the Lead Investor Limited Guarantee except to the extent the Company offers to release the Guarantor under this Limited Guarantee in the same proportion or to amend or waive the provisions of this Limited Guarantee in the same manner. For the avoidance of doubt, the Guarantor shall have no obligations or liability under the Lead Investor Limited Guarantee.

3.
Limitations.
(a)
The Company hereby acknowledges and agrees that, notwithstanding anything to the contrary provided in this Limited Guarantee: (i) the Guarantor has no obligation or liability in respect of this Limited Guarantee to any Person other than the Company; (ii) the only obligation and liability of the Guarantor under this Limited Guarantee is for the Guaranteed Obligations; (iii) only the Company has the right to enforce this Limited Guarantee and to be paid the Guaranteed Obligations; (iv) in no event shall the aggregate liability in respect of the Guaranteed Obligations payable by the Guarantor and Morningside pursuant to such party’s Limited Guarantee entered into as of the date hereof exceed $577,357 (the “Guaranteed Obligation Cap”) or the Guarantor’s liability exceed such Guarantor’s Percentage of the Guaranteed Obligation Cap; (v) the Company will not enforce this Limited Guarantee against (A) the Guarantor and Morningside for any amount in excess of the Guaranteed Obligation Cap or the Guarantor for an amount in excess of its Percentage of the Guaranteed Obligation Cap, or (B) any Non-Recourse Person; (vi) to the extent Parent is validly relieved of its obligation to pay any of the obligations underlying the Guaranteed Obligation, the Guarantor shall similarly be relieved of such Guaranteed Obligation under this Limited Guarantee; (vii) as of the date hereof, Parent has no assets, other than its rights under the Merger Agreement and the agreements contemplated thereby to which it is a party; (viii) no funds will be contributed to Parent except to the extent provided in the Equity Commitment Letters; (ix) except for the right of the Company pursuant to Section 9.08(b) of the Merger Agreement to compel Parent to cause the Guarantor and Morningside to fund their respective commitments pursuant to the Equity Commitment Letters and the right of the Company to compel the Guarantor and Morningside to fund the Equity Financing pursuant to and subject to the terms of the Equity Commitment Letters, the Company has no right to cause any cash or other assets to be contributed to Parent by the Guarantor, Morningside or any other Person; (x) other than (A) the Company’s remedies against Parent pursuant to the Merger Agreement, including any claim for monetary damages permitted thereby and an action in equity for specific performance to compel Parent to cause the Equity Financing to be funded pursuant to the Equity Commitment Letters and the Merger Agreement to the extent permitted thereunder, (B) claims against the Guarantor pursuant to this Limited Guarantee, (C) the Company’s specific performance remedy against the Guarantor and Morningside pursuant to and subject to the terms of the Equity Commitment Letters, and (D) the Company’s remedies under and subject to the terms of the Confidentiality Agreement (clauses (A), (B), (C) and (D), collectively, the “Retained Claims”), the Company or any Affiliate thereof, or any officer, director, manager, member, partner, shareholder, employee, agent or other representative of the Company or any Affiliate thereof (any such party, a “Company Related Party”) will not make any claim or initiate any lawsuit, action or other proceeding arising under, in connection with or related to this Limited Guarantee, the Equity Commitment Letters, the Merger Agreement or the transactions contemplated hereby or thereby and neither the Company nor any other Company Related Party is entitled to recover any monetary damages against the Guarantor or Morningside under any theory of liability and (xi) it may not assert that this Limited Guarantee or any term hereof is invalid, illegal or unenforceable. Notwithstanding anything to the contrary provided herein, if the Guaranteed Party brings any Retained Claim against the Guarantor (to the extent such claim is permitted to be brought against the Guarantor), the Guaranteed Party shall be obligated to simultaneously pursue its rights and remedies in respect of such claim against the Lead Investor pursuant and in accordance with the terms of the Lead Investor Limited Guarantee. Notwithstanding anything in this Limited Guarantee that may be deemed to the contrary, in the event that the Company or any Company Related Party asserts in any litigation or other proceeding (A) that the provisions of this Limited Guarantee limiting Guarantor’s liability or any other provisions of this Limited Guarantee are illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability against the Guarantor or any Non-Recourse Person other than a Retained Claim against a Person to whom such a claim may be brought under the terms of this

Limited Guarantee, or (B) that the provisions of the Equity Commitment Letters limiting the Guarantor’s, Morningside’s, or any other Person’s liability or any other provisions of in the Equity Commitment Letters are illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability against the Guarantor or any Non-Recourse Person thereunder, in each case other than a Retained Claim against a Person to whom such a claim may be brought under the terms of this Limited Guarantee, then, in any such case, (x) the obligations of Guarantor under this Limited Guarantee shall terminate ab initio and be null and void and of no force or effect, (y) if Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments in full, and (z) neither Guarantor nor any other Non-Recourse Person shall have any liability to the Company or any other Person with respect to the Merger Agreement or the transactions contemplated thereby, under this Limited Guarantee or otherwise.
(b)
Notwithstanding anything to the contrary in this Limited Guarantee, the Company hereby acknowledges and agrees that the Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantor pursuant to this Limited Guarantee: (i) any claim, set‑off, deduction, defense or release that Parent could assert against the Company pursuant to, or in respect of, the Merger Agreement with respect to the Guaranteed Obligation (other than any defenses based on the insolvency, bankruptcy, or reorganization of any Buyer Group Party) and (ii) in respect of this Limited Guarantee, any breach or fraud by the Company, its Affiliates, or any of their respective directors, officers or members.
(c)
Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party hereby agrees that, to the extent Parent is relieved of all or any portion of the Guaranteed Obligations, either by payment thereof by or on behalf of Parent or pursuant to the Merger Agreement or any other written agreement with the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Guaranteed Obligations shall be reduced dollar for dollar by an amount equal to the Reduction Amount and the Guarantor’s Percentage of the Guaranteed Obligations shall be reduced by an amount equal to the Guarantor’s Percentage multiplied by such Reduction Amount; provided, however, that in the event that the Reduction Amount results from a payment Parent of a portion of the Guaranteed Obligations that was funded by or on behalf of the Guarantor, the Percentage of the Guaranteed Obligations applicable to the Guarantor shall be reduced dollar for dollar by the amount that was funded by or on behalf of the Guarantor.
4.
Termination. This Limited Guarantee, and the obligations and liability of the Guarantor hereunder, shall terminate automatically if: (i) the Closing is consummated; (ii) with respect to any Guaranteed Obligation, upon the payment in full of such Guaranteed Obligation (and upon the payment in full of all Guaranteed Obligations, this Limited Guarantee, and the obligations and liability of the Guarantor hereunder, shall terminate in its entirety); (iii) upon termination of the Merger Agreement in accordance with its terms (other than a termination by the Company pursuant to Section 8.03 of the Merger Agreement if and to the extent that no later than the 30th day immediately following such termination, the Company shall have commenced an Action against Parent in a court of competent jurisdiction seeking monetary damages for a breach of the Merger Agreement by Parent arising prior to termination thereof, in which case this Limited Guarantee, and the obligations and liability of the Guarantor hereunder shall terminate no later than the earlier of the final adjudication of such claim after which no further appeal may be taken or the written agreement of the Parties in settlement of such claim and terminating such Action); (iv) any claim is made, or any lawsuit, action or other proceeding is commenced by (x) the Company, any Subsidiary or any controlled Affiliate of the Company or (y) any director, officer, employee, agent, equityholder or any of their respective Affiliates or any other Person acting on behalf of or at the direction of the Company, any Subsidiary or any controlled Affiliate of the Company, against (A) the Guarantor, asserting that the Guarantor is liable for any amounts in excess of its Percentage of the Guaranteed Obligation Cap; or (B) the Guarantor asserting any claim other than a Retained Claim (and, in the case of this clause (iv), if prior to such termination the Guarantor has made any payment to the Company in respect of this Limited Guarantee, the Company shall promptly return such payment to the Guarantor); or (v) upon termination of the Lead Investor Limited Guarantee.
5.
Release. Other than any Retained Claims, the Company hereby: (a) waives all rights of recovery against the Guarantor, Buyer Group and Non-Recourse Persons pursuant to, arising from, in connection with or related to this Limited Guarantee, the Equity Commitment Letters, or the Merger Agreement or the transactions contemplated hereby or thereby or otherwise relating hereto or thereto; and (b) irrevocably releases the Guarantor, the Buyer Group and Non-Recourse Persons from and with respect to any claim, known or unknown, now existing or arising hereafter pursuant to, arising from, in connection with or related to this Limited Guarantee, the Equity Commitment Letters, the Merger Agreement or the transactions contemplated hereby or thereby or otherwise relating hereto or thereto. The Company and the Guarantor intend for this Limited Guarantee to serve as a complete defense to any claim released pursuant to this Section 5 against the Guarantor, Buyer Group and any Non-Recourse Persons.
6.
Entire Agreement; Severability. This Limited Guarantee, the Merger Agreement, the Equity Commitment Letters and the Confidentiality Agreement constitute the entire agreement with respect to the subject matter of this Limited Guarantee and supersede any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among the parties that are signatory to such agreements. The Parties hereby acknowledge and agree that: (a) the limitations set forth in this Limited Guarantee, including, without limitation, as set forth in Section 3, are an integral part of the transactions contemplated hereby; (b) without such agreements, the Guarantor would not have entered into this Limited Guarantee; and therefore (c) this Limited Guarantee may not be enforced without giving effect to such limitations.
7.
Amendments; Waivers. No amendment of this Limited Guarantee will be valid or binding unless it is in writing and signed by the Guarantor and the Company. No waiver of any term of this Limited Guarantee will be valid or binding unless it is in writing and signed by the Party against whom the waiver is to be effective. No waiver by any Party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right or remedy under this Limited Guarantee will operate as a waiver thereof.
8.
Assignment. The Guarantor may assign all or a portion of its obligations under this Limited Guarantee to any of its Affiliates without the prior consent of the Company; provided, that the Guarantor shall remain liable for its entire obligation hereunder. The Company may not assign this Limited Guarantee or any of its rights, interests or obligations hereunder to any other Person without the prior written consent of the Guarantor.
9.
Third Party Beneficiaries. This Limited Guarantee is for the benefit of, and is enforceable by, only the Guarantor and the Company (the “Parties”) and, other than the Non-Recourse Persons, each of whom is an express third party beneficiary entitled to enforce the terms of this Limited Guarantee, this Limited Guarantee is not intended to, and does not, confer upon any Person any rights or remedies hereunder. The Parties intended that no Person other than the Parties and the Non-Recourse Persons shall have any right to make any claim, or bring any lawsuit, action or other proceeding, under this Limited Guarantee or otherwise in respect of the Guaranteed Obligation under any theory of liability at law or in equity. If the Company or any other Person makes any claim, or brings any lawsuit, action or other proceeding, against any Affiliate, member, partner, equityholder, manager, director, officer, employee, agent, representative, advisor, trustee or creditor of the Guarantor or any Affiliate, member, partner, equityholder, manager, director, officer, employee, agent, representative, advisor or creditor of any of the foregoing (each, a “Non-Recourse Person”), then such Non-Recourse Person shall be entitled to enforce the terms hereof.
10.
Governing Law; Waiver of Jury Trial; Submission to Jurisdiction. The provisions of Sections 9.09 (Governing Law; Dispute Resolution) and Section 9.10 (Waiver of Jury Trial)of the Merger Agreement are hereby incorporated herein by reference, mutatis mutandis.
11.
Representations and Warranties. The Guarantor hereby represents and warrants that: (a) the Guarantor has all necessary limited partnership or limited liability company power and authority to execute, deliver and perform this Limited Guarantee, and the execution, delivery and performance of this Limited Guarantee has been duly authorized by all necessary limited partnership or limited liability company action and does not contravene any provision of the Guarantor's limited partnership or limited liability company agreement or any law, order or judgment binding on the Guarantor or its assets; (b) this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with the terms hereof; (c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guarantee; and (d) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, including by having at all times prior to the termination of this Limited Guarantee available commitments from its limited partners or cash on hand or available funds in an amount not less than such Guarantor’s Percentage of the Guaranteed Obligation, which is and shall at all times prior to the termination of this Limited Guarantee be available to be called (as applicable) and paid in accordance with the terms of this Limited Guarantee without contravening any of the Guarantor’s organizational documents or other contractual obligations. The Company hereby represents and warrants that: (i) it has all necessary corporate power and authority to execute, deliver and perform this Limited Guarantee, and the execution, delivery and performance of this Limited Guarantee has been duly authorized by all necessary limited liability company action and does not contravene any provision of the Guarantor's limited liability company agreement or any law, order or judgment binding on the Company or its assets; (ii) this Limited Guarantee constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof; and (iii) no Person is authorized to act on behalf of the Company in respect of this Limited Guarantee.
12.
Confidentiality. The Company hereby acknowledges and agrees that: (a) this Limited Guarantee is confidential and is being provided to the Company solely in connection with the transactions contemplated by the Merger Agreement; and (b) without the prior written consent of the Guarantor, this Limited Guarantee may not be disclosed, used, circulated, quoted or otherwise referred to in any document; provided, however, that the Company may disclose the existence of this Limited Guarantee to the extent required by applicable law or in connection with any litigation relating to the Merger Agreement or the transactions contemplated thereby or to the Company's employees, advisors and financial sponsors who need to know of the existence of this Limited Guarantee in order to negotiate, execute, or consummate or enforce the terms of, this Limited Guarantee.
13.
Definitions; Interpretation; Counterparts. The use of the word “including” in this Limited Guarantee shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “or,” “either” and “any” shall not be exclusive. Except as otherwise provided herein, any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time and any reference to any law includes the rules and regulations promulgated thereunder. The Parties have participated jointly in the negotiation and drafting of this Limited Guarantee. In the event an ambiguity or question of intent or interpretation arises, this Limited Guarantee shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Limited Guarantee. Where a termination or other consequence happens “automatically,” such termination or other consequence shall be effective upon the occurrence of the applicable event and shall not require any further action by any Person. The descriptive headings of this Limited Guarantee are inserted for convenience only and do not constitute a substantive part of this Limited Guarantee. This Limited Guarantee may be executed in counterparts and delivered by email.

* * * * *

The undersigned have executed and delivered this Limited Guarantee as of the date first above written.

GUARANTOR:

J. WOOD CAPITAL ADVISORS LLC

By: /s/ Jason Wood

Name: Jason Wood

Title: Chief Executive Officer

[Signature Page to Limited Guarantee]

THE COMPANY:

Stealth BioTherapeutics Corp

By: /s/ Irene P. McCarthy

Name: Irene P. McCarthy

Title: Chief Executive Officer

[Signature Page to Limited Guarantee]

Schedule A

Guarantor	Percentage
J. Wood Capital Advisors LLC	20%